NYSE MKT LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

June 15, 2012

Pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder, NYSE MKT LLC (the “Exchange”), has determined to strike from listing and registration on the Exchange the following:

China Nutrifruit Group Limited

Common Stock, $0.001 Par Value

Commission File Number – 001-34440

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 120 of the NYSE MKT LLC Company Guide (the “Company Guide”) which requires listed companies to subject related party transactions to appropriate review and oversight by the Company’s audit committee or a comparable body of the board of directors;

(b)

Section 132(e) of the Company Guide which provides that the Exchange may request any additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security’s continued listing, including but not limited to, any material provided to or received from the Securities and Exchange Commission (the “SEC” or “Commission”) or other appropriate regulatory authority. A listed company may be delisted if it fails to provide such information within a reasonable period of time or if any communication (including communications made in connection with an initial listing application to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading;

(c)

Section 401(a) of the Company Guide which requires a listed company to make immediate public disclosure of all material information concerning its affairs;

(d)

Section 801(h) of the Company Guide which states that issuers that satisfy the definition of Smaller Reporting Company in Regulation S-K, Item 10(f)(1) are only required to maintain a board of directors comprised of at least 50% independent directors;

(e)

Section 803B(2)(c) of the Company Guide which states that issuers that satisfy the definition of Smaller Reporting Company in Regulation S-K, Item 10(f)(1) are only required to maintain an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934;

(f)

Section 1003(d) of the Company Guide which states that the securities of an issuer failing to comply with its listing or other agreements with the Exchange and/or SEC requirements in any material respect (e.g., failure to distribute annual reports when due, failure to report interim earnings, failure to observe Exchange policies regarding timely disclosure of important corporate developments, failure to solicit proxies, issuance of additional shares of a listed class without prior listing thereof, failure to obtain shareholder approval of corporate action where required by Exchange rules or policies, failure to provide requested information within a reasonable period of time or providing information that contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading, etc.) are subject to suspension from dealings and, unless prompt corrective action is taken, removal from listing;

(g)

Section 1003(f)(iii) of the Company Guide which provides that the Exchange will normally consider suspending dealings in, or removing from the list, a security if the issuer or its management shall engage in operations which, in the opinion of the Exchange, are contrary to the public interest; and

(h)

Section 1003(f)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in or removing from the list, a company that fails or refuses to pay, when due, any applicable listing fees established by the Exchange.

2.

The common stock of China Nutrifruit Group Limited (the “Company”) does not qualify for continued listing for the following reasons:

(a)

The Company is subject to delisting pursuant to Section 120 of the Company Guide in that the Company or its management has failed to adequately control related party transactions.  Specifically, the Company does not have a related party transaction policy and certain loans from the Company’s chairman, CEO and president, Mr. Changjun Yu, to the Company were not reviewed or approved by the Company’s board of directors and audit committee.

(b)

The Company is subject to delisting pursuant to Section 132(e) of the Company Guide in that it has failed to provide requested information to the Exchange within a reasonable time frame.  The Company has failed to provide any of the information requested by NYSE Regulation, Inc. staff (the “Staff”) since April 30, 2012.  The Company’s failure to provide the requested information has impaired Staff’s ongoing assessment of the Company’s continued listing eligibility.  The Company has had more than a reasonable period of time to respond to Staff’s requests, and its failure to do so is an independent ground for delisting under Section 132(e).  Moreover, the Company’s failure to provide the requested information raises separate concerns that responsive information would be incriminating to the Company and identify public interest concerns and other areas of noncompliance with applicable continued listing standards.

(c)

The Company is subject to delisting pursuant to Section 1003(f)(iii) of the Company Guide in that the Company or its management has engaged in operations, which, in Staff’s opinion, are contrary to the public interest.  In this regard, Staff believes that the actions (including, but not limited to, inaction) of the Company and/or its management and/or its agents raise significant public interest concerns.  The resignations of the Company’s CFO and chairman of the audit committee during the preparation and audit of the Company’s financial statements for the year ended March 31, 2012 raise serious concerns that the reasons for their resignations may have been related to financial reporting or other irregularities at the Company.  Further, the Company did not provide notice of the resignations to the Exchange as required by Section 921 of the Company Guide.  The Company has not responded to Staff’s request for additional information regarding the reasons for the resignations or supplied any clarifying or mitigating information.  Staff is also concerned as to whether the Company will be able to timely file its annual report on Form 10-K for the year ended March 31, 2012 with the SEC when it is due on June 29, 2012.  These actions by the Company and/or its management and/or its agents cast material doubt on the integrity of the Company’s financial statements.  Thus, continued listing of the Company’s common stock on the Exchange would not be in the public interest.

(d)

The Company is also subject to delisting pursuant to Section 1003(d) of the Company Guide since its failure to comply with Staff information requests as described above is a violation of its listing agreement and/or other agreements with the Exchange.

(e)

Staff has determined that the Company is not in compliance with Section 401(a) of the Company Guide which requires a listed company to make immediate public disclosure of all material information concerning its affairs.  Since there is uncertainty of when the Company will make disclosures of certain material information, Staff has determined that continued trading of the Company’s stock would be inconsistent with applicable Exchange policies.  In addition, given that the Company has not publicly disclosed or provided Staff with any reliable up-to-date information about its current financial condition, Staff is unable to assess whether the Company is financially impaired or below compliance with other continued listing standards.

(f)

Staff has also determined that the Company is not in compliance with Section 1003(f)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in or removing from the list, a company that fails or refuses to pay, when due, any applicable listing fees established by the Exchange. In this regard, Staff notes that the Company has an outstanding balance payable to the Exchange for its 2012 annual fee.

3.

In reviewing the eligibility of the Company’s common stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On May 14, 2012, the Exchange notified the Company that, as a result of the resignation of Mr. Chun Wai Chan as an independent director and chairman of the audit committee, it was not in compliance with Section 801(h) of the Company Guide in that at least 50% of the directors on its board were not independent (only one of three directors is independent) and Section 803(B)(2)(c) in that it only had one out of the requisite two members on its audit committee.  Staff also asked the Company to confirm whether Mr. Jingfu Li, the sole remaining member of the Company’s audit committee, is financially sophisticated as defined in Section 803B(2)(a)(iii) of the Company Guide.  Staff requested such confirmation no later than May 18, 2012.

(b)

The Company has not cooperated with Staff’s review of the Company’s ongoing suitability for continued listing.  To date, the Company has failed to provide Staff with the information and materials requested in a series of information requests issued pursuant to Section 132(e) of the Company Guide since April 30, 2012.

(c)

On June 6, 2012, the Exchange notified the Company that it is subject to delisting pursuant to Sections 132(e) and 1003(d) of the Company Guide, as the Company failed to comply with its listing agreement and/or other agreements with the Exchange by not providing the requested information to the Exchange within a reasonable time frame.  Furthermore, in light of the nature and severity of the Company’s continued listing deficiencies, Staff has determined in accordance with Section 1009(a)(ii) that it was necessary and appropriate for the protection of investors to truncate the continued listing evaluation and follow-up procedures and move to immediate delisting proceedings (the “Staff Determination”).  The Exchange’s letter dated June 6, 2012 also notified the Company of additional deficiencies with respect to Sections 120, 401(a), 1003(f)(iii) and 1003(f)(iv) of the Company Guide.

(d)

Pursuant to Sections 1203 and 1009(d) of the Company Guide, the Company was given the right to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven calendar days of the Staff Determination, or by June 13, 2012.  The Company did not appeal the Staff Determination within the requisite time period or thereafter and has not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s common stock from listing and/or registration by issuing a press release and posting notice on www.nyx.com.  Further, a copy of this application has been forwarded to Mr. Changjun Yu, Chief Executive Officer of China Nutrifruit Group Limited, at the Company’s last known business address.

Janice O’Neill

Senior Vice President

Corporate Compliance

NYSE MKT LLC